
Mail Stop 3720

November 6, 2015

Daniel Solomita
Chief Executive Officer
Loop Industries, Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, CA 90067

      Re: Loop Industries, Inc.
            Revised Preliminary Information Statement on PRE 14C
            Response Dated October 27, 2015
            File No. 000-54768

Dear Mr. Solomita:

We have reviewed your October 27, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2015 letter.

Accounting Treatment of the Consideration, page F-18

1.   We note your response to comment 1; however, please provide us a complete written response explaining your analysis in support of the accounting treatment. Please note the guidance in ASC 505-50-25-6 states a grantor shall recognize "services received in a share-based payment transaction … as services are received." It further states that a grantor may need to recognize an asset before it actually receives services and the services themselves are not recognized before they are received. The guidance in ASC 505-50-25-7 contemplates the possibility of recognition of a prepaid asset when fully vested, nonforfeitable equity instruments are issued for services.

Note 9- Subsequent Events
Entry into a Technology Transfer Agreement with 8198381 Canada, Inc., a Related Party, page 21

2.   We note your response to comment 2. We further note in your Form 10-Q for the quarter ended August 31, 2015 that your fiscal year-to-date R&D costs - related party totaled $600,000 (in addition to the $50,000 recorded for the previous fiscal year). Considering that the amount invoiced may not necessarily be indicative of 8198381 Canada's historical cost, please state, if true, that the cost recorded by the Company is the same as what was historically incurred by 8198381 Canada, Inc. or advise us.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Thomas E. Puzzo